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                              May 14, 2021

       Shannon Masjedi
       Chief Executive Officer
       Pacific Ventures Group, Inc.
       117 West 9th Street, Suite 316
       Los Angeles, California 90015

                                                        Re: Pacific Ventures
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 11, 2021
                                                            File No. 333-253846

       Dear Ms. Masjedi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1.                                                   Please revise to
include your audited financial statements.
               Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
       with any questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Manufacturing